UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IDEAL POWER INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

451622104
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]          Rule 13d-1(b)
[   ]          Rule 13d-1(c)
[X]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451622 10 4	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter A. Appel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,418,230(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,418,230(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,418,230(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (2)
12	TYPE OF REPORTING PERSON* IN
(1)  This number includes 1,233,177 shares of Common Stock and 185,053 shares of Common Stock issuable upon exercise of certain of the warrants held by the reporting person. The warrants held by the reporting person may be exercised only to the extent that the total number of shares of Common Stock then beneficially owned by the reporting person does not exceed 9.99% of the outstanding shares of Common Stock. The reporting person owns 696,449 warrants in total.
(2)   Based upon 13,997,256 shares of Common Stock outstanding as of November 9, 2018, as set forth on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2018 and 185,053 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. 451622 10 4	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Ideal Power Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

4120 Freidrich Lane,
Suite 100
Austin, Texas 78744

Item 2(a)	Name of Person Filing:

This statement is filed by Peter Appel with respect to shares of Common Stock, $.001 par value per share (“Shares”), of the Issuer beneficially owned thereby.

Item 2(b)	Address or Principal Business Office:
The address of the principal business office of Mr. Appel is 3505 Main Lodge Drive, Coconut Grove, FL 33133.

Item 2(c)	Citizenship:

Mr. Appel is a United States citizen.

CUSIP No. 451622 10 4	13G	Page 4 of 5 Pages

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e)	CUSIP Number:

451622104

Item 3	Not Applicable

Item 4	Ownership:

The percentages used herein are calculated based upon 13,997,256 Shares issued and outstanding as of November 9, 2018 and 185,053 shares of Common Stock issuable upon exercise of warrants.

As of the close of business on December 31, 2018:

(a) Amount beneficially owned: 1,418,230*
(b) Percent of class: 9.99%*
(c)(i) Sole power to vote or direct the vote: 1,418,230*
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: 1,418,230*
(iv) Shared power to dispose or direct the disposition: -0-

* This number includes 1,233,177 shares of Common Stock and 185,053 shares of Common Stock issuable upon exercise of certain of the warrants held by the reporting person. The warrants held by the reporting person may be exercised only to the extent that the total number of shares of Common Stock then beneficially owned by the reporting person does not exceed 9.99% of the outstanding shares of Common Stock. The reporting person owns 696,449 warrants in total.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 451622 10 4	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

PETER A. APPEL

/s/ Peter A. Appel
Name:  Peter A. Appel